[JEFFERIES & COMPANY, INC. LETTERHEAD]

June 3, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Aries Maritime Transport Limited
Registration Statement on Form F-1
Registration No. 333-124952

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, as representatives of the several Underwriters, wish to advise you that in connection with the above-captioned Registration Statement, the following approximate numbers of the Preliminary Prospectus dated May 16, 2005 were distributed during the period May 16, 2005 through the date hereof, as follows:

Preliminary Prospectus dated May 16, 2005

2,011 copies to prospective underwriters, dealers, institutional investors and others.

The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

The undersigned were advised on June 1, 2005 by the Corporate Finance Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Aries Maritime Transport Limited for acceleration of the effective date of the above-named registration statement so that it becomes effective at 9:00 a.m. Eastern time on June 3, 2005, or as soon as possible thereafter.

Very truly yours,

JEFFERIES & COMPANY, INC. CREDIT SUISSE FIRST BOSTON LLC

As Representatives of the several Underwriters

By:	JEFFERIES & COMPANY, INC.

By:	/s/ John Sinders
John Sinders Managing Director

cc: Messeret Nega

      Securities and Exchange Commission